Exhibit 99.1

Solid third quarter 2019 performance with strong balance sheet for continued R&D growth

•	First nine month financial results:

•	Group revenues of €752.5 million

•	Operating profit of €393.0 million

•	Net profit of €265.3 million

•	Cash and cash equivalents on 30 Sept 2019 of €5.6 billion

•	Established unique collaboration with Gilead, securing capital and anchoring independent R&D for years to come

•	Filgotinib submitted by Gilead for approval in RA in Europe and Japan

Webcast presentation tomorrow, 25 October 2019, at 14.00 CET/8 AM ET, www.glpg.com, +32 2 404 0659, code 6653712

Mechelen, Belgium; 24 October 2019, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) announces its unaudited Q3 results, which are further detailed in its Q3 2019 report available on the Galapagos website, www.glpg.com.

“There is no question that the third quarter of 2019 was defined by the unique and landmark deal with our long-time collaboration partner Gilead, announced mid-July. This 10-year research collaboration is about maximizing innovation based on the identification and development of new mode of action medicines. Thanks to the upfront payment of $3.95 billion and a $1.1 billion equity investment by Gilead, this deal gives us the financial strength – and the independence – to greatly expand our research engine and build a broader pipeline of new mode of action medicines. Gilead will have option rights on our programs outside of Europe, and as part of the agreement, they have already executed that right for our late-stage IPF compound, GLPG1690. We will benefit greatly from Gilead’s science expertise and infrastructure,” said Onno van de Stolpe, CEO of Galapagos. “Thanks to the progress made with filgotinib this past quarter, we and Gilead are on track for potential new drug approvals as of the second half of 2020, and we are very excited by the prospect of bringing filgotinib as a new treatment option to RA patients.”

Bart Filius, COO and CFO added, “Following the upfront payment of $3.95 billion and a $1.1 billion equity investment received in the Gilead transaction, we have an exceptionally strong balance sheet. As we continue to expand our organization to support our broad pipeline and build a commercial organization for potential launch of filgotinib in Europe next year, our financial guidance for full year 2019 operational cash burn1 between €320 and €340 million is unchanged, excluding the impact from our new collaboration agreement with Gilead.”

Outlook 2019

Following on regulatory submissions in Europe and Japan, Gilead remains on track to submit filgotinib for approval in RA the US before year-end.

We will continue recruitment in our proprietary ISABELA, NOVESA and PINTA trials, and plan to provide an update on recruitment timelines for the ISABELA program in H2 2019. Together with our collaboration partner Servier, we continue towards completion of the ROCCELLA trial in osteoarthritis, on track for topline results in the second half of next year. For MOR106, together with our collaboration partners MorphoSys and Novartis, we continue executing the Phase 1 and 2 trials currently ongoing.

We continue to execute on our Toledo program in order to deliver Phase 1 results and plan to start several Phase 2a trials in 2020.

Key figures third quarter report 2019 (unaudited)

(€ millions, except basic & diluted gain / loss (-) per share)

	30 Sept 2019 group total	30 Sept 2018 group total
Revenues	752.5	205.1
R&D expenditure	(298.2)	(231.8)
G&A and S&M expenses	(61.2)	(26.8)
Operating profit / loss (-)	393.0	(53.5)
Fair value re-measurement of share subscription agreement	(142.3)
Net other financial result	(2.1)	9.0
Taxes	16.7	0.3
Net result for the period	265.3	(44.2)
Basic gain / loss (-) per share (€)	4.77	(0.86)
Diluted gain / loss (-) per share (€)	4.59	(0.86)
Cash and cash equivalents	5,599.8	1,343.7

Revenues and other income

Our revenues and other income for the first nine months of 2019 amounted to €752.5 million. The impact of the Gilead collaboration on our revenues is €596.4 million, which is related to (i) the GLPG1690 program (€667.0 million) and (ii) the access and option rights to our drug discovery platform (€23.9 million), offset by (iii) a negative impact on filgotinib revenue recognition when compared to the original filgotinib agreement (-€94.0 million).

Primarily as a result of the upfront received from Gilead, on 30 September 2019 our deferred income balance includes €2.3 billion allocated to our drug discovery platform that will be recognized linearly over 10 years, and €0.80 billion allocated to filgotinib (2015 filgotinib contract and recent revised collaboration combined) that will be recognized over a period of 4 to 5 years.

Results

We realized a net profit of €265.3 million for the first nine months of 2019, compared to a net loss of €44.2 million for the first nine months of 2018.

We reported an operating profit amounting to €393.0 million for the first nine months of 2019, compared to an operating loss of €53.5 million for the first nine months of 2018.

Our R&D expenditure in the first nine months of 2019 amounted to €298.2 million, compared to €231.8 million for the first nine months of 2018. This planned increase was mainly due to an increase of €29.1 million in subcontracting costs primarily related to our IPF program, filgotinib and other programs. Furthermore, personnel costs increased explained by a planned headcount increase and higher costs related to bonuses and the warrant plans as a result of the increase in the Galapagos share price. These factors also contributed to the increase in our G&A and S&M expenses, which were €61.2 million in the first nine months of 2019, compared to €26.8 million in the first nine months of 2018.

We reported a non-cash fair value loss from the re-measurement of a derivative financial instrument triggered by the share subscription agreement with Gilead between signing and closing of the agreement amounting to €142.3 million. Such amount reflects the increase in the Galapagos share price between signing and closing of the Gilead agreement.

Net other financial loss in the first nine months of 2019 amounted to €2.0 million, compared to net other financial income of €9.0 million for the first nine months of 2018, which was primarily attributable to €34.9 million realized exchange loss on the U.S. dollars upfront payment from Gilead, which was partly compensated by a €32.4 million of unrealized exchange gain on our cash position in U.S. dollars (compared to €6.6 million of unrealized exchange gain on our cash position in U.S. dollars in the first nine months of 2018).

We reported a tax income amounting to €16.7 million primarily from the recognition of deferred tax assets as a consequence of the deal with Gilead.

Third quarter report 2019

Galapagos’ financial report for the first nine months ended September 2019, including new accounting policies as a result of recent transactions and details of the unaudited consolidated results, is accessible via www.glpg.com/financial-reports.

Results of special and extraordinary shareholders’ meetings

Following the collaboration with Gilead Sciences, Inc., Gilead Biopharmaceutics Ireland UC, and Gilead Therapeutics A1 Unlimited Company announced on 14 July 2019, Galapagos held special and extraordinary shareholders’ meetings on Tuesday 22 October 2019.

At these meetings, all proposed resolutions were approved, including the appointment of Mr. Daniel O’Day and Dr. Linda Higgins as non-independent directors of Galapagos and the approval of the issuance of two warrants for the benefit of Gilead Therapeutics A1 Unlimited Company.

All documents relating to the shareholders’ meetings will be posted on our website at https://www.glpg.com/shareholders-meetings.

Conference call and webcast presentation

Galapagos will conduct a conference call open to the public tomorrow, 25 October at 14:00 CET / 8 AM ET, which will also be webcast. To participate in the conference call, please call one of the following numbers ten minutes prior to commencement:

CODE: 6653712

USA:	+1 323 701 0225
UK:	+44 330 336 9105
Netherlands:	+31 20 721 9251
France:	+33 1 76 77 2274
Belgium:	+32 2 404 0659

A question and answer session will follow the presentation of the results. Go to www.glpg.com to access the live audio webcast. The archived webcast will also be available for replay shortly after the close of the call.

Financial calendar

20 February 2020             Full year 2019 results (webcast 21 February 2020)

Filgotinib and all other drug candidates mentioned in this report are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contacts

Investors:

Elizabeth Goodwin

VP Investor Relations

+1 781 460 1784

Sofie Van Gijsel

Director IR

+32 485 19 14 15

ir@glpg.com

Media:

Carmen Vroonen

Senior Director Communications & Public Affairs

+32 473 824 874

Evelyn Fox

Director Communications

+31 6 53 591 999

communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements, including, among other things, statements regarding the global R&D collaboration with Gilead, the amount and timing of potential future milestone, opt-in and/or royalty payments by Gilead, Galapagos’ strategic R&D ambitions, the guidance from management (including guidance regarding the expected operational cash burn during financial year 2019), financial results, timing and/or results of clinical trials, mechanisms of action and potential commercialization of our product candidates, interaction with regulators, and build-up and development of commercial operations. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos’ expectations regarding its 2019 operating expenses may be incorrect (including because one or more of its assumptions underlying its expense expectations may not be realized), Galapagos’ expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos’ ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), Galapagos’ reliance on collaborations with third parties (including our collaboration partner for filgotinib, Gilead, our collaboration partner for GLPG1972, Servier and our collaboration partners for MOR106, Novartis and MorphoSys), and estimating the commercial potential of its development programs. A further list and description of these risks, uncertainties and other risks can be found in Galapagos’ Securities and Exchange Commission (SEC) filings and reports, including in Galapagos’ most recent annual report on Form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

1

The operational cash burn (or operational cash flow if this performance measure is positive) is equal to the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus :

(i)	the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated / used (-) in financing activities and;
(ii)

the net proceeds or cash used, if any, in acquisitions or disposals of businesses; and the movement in restricted cash, if any, included in the net cash flows generated / used (-) in investing activities.

This alternative performance measure is in our view an important metric for a biotech company in the development stage.